                                                                 Morgan Stanley
                                                                 Charter Series

      April 2004
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated April 28, 2004.

                                                           Issued: May 28, 2004

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                                             INCEPTION-  COMPOUND
                                                                                              TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003    2004     RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %       %         %          %
------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3    6.3       18.4       11.3
                                                                     (3 mos.)       (4 mos.)
------------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1)  (8.5)      89.5        6.5
                 (10 mos.)                                                          (4 mos.)
------------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   (2.4)     113.5       15.8
                                               (10 mos.)                            (4 mos.)
------------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6)  (8.4)       1.8        0.4
                                               (10 mos.)                            (4 mos.)
------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

825 Third Avenue, 9th Floor
New York, NY 10022
Telephone (212) 310-6444

Morgan Stanley Charter Series
Monthly Report
April 2004

Dear Limited Partner:

  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of April 30, 2004 was as follows:

                                                                 % CHANGE FOR
  FUND                                                    N.A.V.    MONTH
  ---------------------------------------------------------------------------
  Charter Campbell                                        $11.84     -6.95%
  ---------------------------------------------------------------------------
  Charter MSFCM                                           $18.95     -9.96%
  ---------------------------------------------------------------------------
  Charter Graham                                          $21.35    -10.18%
  ---------------------------------------------------------------------------
  Charter Millburn                                        $10.18    -11.07%
  ---------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 825 Third Avenue, 9th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.

CHARTER CAMPBELL

                                    [CHART]

                    Month ended           YTD ended
                  April 30, 2004        April 30, 2004
                 ------------------    ------------------
Currencies            -2.24%                 4.14%
Interest Rates        -4.21%                 7.35%
Stock Indices         -0.49%                -0.75%
Energies               0.60%                 2.07%
Metals                 0.05%                -0.10%

Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Losses were incurred on long European and U.S. interest rate futures positions as global fixed income prices tumbled following the release of stronger-than-expected U.S. jobs data. The report showed that U.S. payrolls grew at their fastest pace in nearly four years and boosted the belief that the U.S. economy was experiencing a sustainable recovery. Importantly, the report caused many market analysts to anticipate that the U.S. Federal Reserve would move sooner-than-expected to raise U.S. interest rates from their current low levels.

.. Losses were incurred on short U.S. dollar positions against the British pound and Australian dollar as the dollar benefited from rising U.S. interest rates and the perception that the U.S. economy was experiencing a sustainable recovery.

.. Despite news indicating that a sustainable global economic recovery could be underway, global equity prices were weighed down by the continuing difficulties in Iraq, fears of global terrorism and concerns of higher interest rates. Consequently, long positions in European stock indices recorded losses.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the energy markets, gains were achieved from long futures positions in crude oil as prices finished for the month higher on fears of potential terrorist activity in Saudi Arabia and news of problems with U.S. refineries. Prices were later bolstered after it was revealed that OPEC ministers intend to discuss higher price targets at their upcoming meeting in June.

CHARTER MSFCM

                                    [CHART]

                       Month ended             YTD ended
                     April 30, 2004         April 30, 2004
                    -----------------      -----------------
Currencies               -2.51%                 -8.16%
Interest Rates           -4.05%                  2.10%
Stock Indices            -0.03%                  0.30%
Energies                 -1.70%                 -0.69%
Metals                   -1.09%                  0.75%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Losses were incurred on long European, U.S., Japanese and Australian internet rate futures positions as global fixed income prices tumbled following the release of stronger-than-expected U.S. jobs data. The report showed that U.S. payrolls grew at their fastest pace in nearly four years and boosted the belief that the U.S. economy was experiencing a sustainable recovery. Importantly, the report caused many market analysts to anticipate that the U.S. Federal Reserve would move sooner-than-expected to raise U.S. interest rates from their current low levels.

.. Losses were incurred on short U.S. dollar positions against the Japanese yen and the Singapore dollar as the U.S. dollar surged during the month following the release of stronger-than-expected U.S. jobs data. The yen also came under pressure following efforts by the Japanese government to weaken the yen by intervening in the currency markets. Most Asian currencies followed the yen lower.

.. Within the energy markets, losses were experienced from long positions in natural gas futures as prices reversed sharply lower due to news of increased supply.

.. In the metals markets, long positions in both base and precious metals recorded losses. Within the base metals, long positions in copper incurred losses as prices weakened due to the strength of the U.S. dollar and fears of reduced demand from China. Additional losses were experienced from long futures positions in gold as precious metals prices also moved lower due to the rising U.S. dollar.

CHARTER GRAHAM

                                    [CHART]

                    Month ended           YTD ended
                  April 30, 2004        April 30, 2004
                 ------------------    ------------------
Currencies            -0.93%                -3.33%
Interest Rates        -8.12%                -0.68%
Stock Indices         -0.61%                 1.02%
Energies               0.53%                 2.58%
Metals                -0.28%                 1.48%
Agriculturals         -0.29%                 0.77%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Losses were incurred on long U.S. and European interest rate futures positions as global fixed income prices tumbled following the release of stronger-than-expected U.S. jobs data. The report showed that U.S. payrolls grew at their fastest pace in nearly four years and boosted the belief that the U.S. economy was experiencing a sustainable recovery. Importantly, the report caused many market analysts to anticipate that the U.S. Federal Reserve would move sooner-than-expected to raise U.S. interest rates from their current low levels.
.. Losses were incurred on short U.S. dollar positions against the Japanese yen as the dollar surged during the month following the release of stronger-than-expected U.S. jobs data. The yen also came under pressure following efforts by the Japanese government to weaken the yen by intervening in the currency markets. Additional losses were incurred on short U.S. dollar positions against the South African rand as the dollar benefited from rising U.S. interest rates and the perception that the U.S. economy was experiencing a sustainable recovery.
.. Despite news indicating that a sustainable global economic recovery could be underway, global equity prices were weighed down by the continuing difficulties in Iraq, fears of global terrorism and concerns of higher interest rates. Consequently, long positions in U.S. and Pacific Rim stock indices recorded losses.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the energy markets, gains were achieved from long futures positions in crude oil and its related products. Crude oil prices finished for the month higher on fears of potential terrorist activity in Saudi Arabia and news of problems with U.S. refineries. Prices were later bolstered after it was revealed that OPEC ministers intend to discuss higher price targets at their upcoming meeting in June.

CHARTER MILLBURN

                                    [CHART]

                     Month ended            YTD ended
                   April 30, 2004        April 30, 2004
                  -----------------     -----------------
Currencies              -2.42%               -9.31%
Interest Rates          -3.29%                4.07%
Stock Indices           -1.53%               -0.33%
Energies                -0.94%               -0.06%
Metals                  -1.21%               -0.43%
Agriculturals           -0.01%                0.53%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Losses were incurred on long European and U.S. interest rate futures positions as global fixed income prices tumbled following the release of stronger-than-expected U.S. jobs data. The report showed that U.S. payrolls grew at their fast pace in nearly four years and boosted the belief that the U.S. economy was experiencing a sustainable recovery. Importantly, the report caused many market analysts to anticipate that the U.S. Federal Reserve would move sooner-than-expected to raise U.S. interest rates from their current low levels.
.. Losses were incurred on short U.S. dollar positions against the Japanese yen, Korean won and Singapore dollar as the U.S. dollar surged during the month following the release of stronger-than-expected U.S. jobs data. The yen also came under pressure following efforts by the Japanese government to weaken the yen by intervening in the currency markets. Most Asian currencies followed the yen lower.
.. Despite news indicating that a sustainable global economic recovery could be underway, global equity prices were weighed down by the continuing difficulties in Iraq, fears of global terrorism and concerns of higher interest rates. Consequently, long positions in European and U.S. stock indices recorded losses.
.. In the metals markets, long positions in gold futures incurred losses as precious metals prices moved lower due to positive economic data and the strength of the U.S. dollar.
.. Within the energy markets sector, losses were experienced from long positions in natural gas futures as prices reversed sharply lower due to news of increased supply.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED APRIL 30, 2004 (UNAUDITED)

                                    Morgan Stanley               Morgan Stanley               Morgan Stanley
                                Charter Campbell L.P.          Charter MSFCM L.P.          Charter Graham L.P.
                             ---------------------------  ---------------------------  ---------------------------
                                           Percentage of                Percentage of                Percentage of
                                           April 1, 2004                April 1, 2004                April 1, 2004
                                             Beginning                    Beginning                    Beginning
                                Amount    Net Asset Value    Amount    Net Asset Value    Amount    Net Asset Value
                             -----------  --------------- -----------  --------------- -----------  ---------------
                                  $              %             $              %             $              %
REVENUES
Trading profit (loss):
Realized                      (4,153,081)      (2.37)         123,779         .06      (12,780,134)      (3.53)
Net change in unrealized      (6,860,456)      (3.91)     (19,726,458)      (9.40)     (21,852,476)      (6.03)
                             -----------       -----      -----------       -----      -----------      ------
   Total Trading Results     (11,013,537)      (6.28)     (19,602,679)      (9.34)     (34,632,610)      (9.56)
Interest income (Note 2)         124,701         .07          151,087         .07          247,486         .07
                             -----------       -----      -----------       -----      -----------      ------
   Total Revenues            (10,888,836)      (6.21)     (19,451,592)      (9.27)     (34,385,124)      (9.49)
                             -----------       -----      -----------       -----      -----------      ------
EXPENSES
Brokerage fees (Note 2)          913,775         .52        1,093,090         .52        1,886,885         .52
Management fees (Note 2 & 3)     387,442         .22          349,789         .17          603,804         .17
                             -----------       -----      -----------       -----      -----------      ------
   Total Expenses              1,301,217         .74        1,442,879         .69        2,490,689         .69
                             -----------       -----      -----------       -----      -----------      ------
NET LOSS                     (12,190,053)      (6.95)     (20,894,471)      (9.96)     (36,875,813)     (10.18)
                             ===========       =====      ===========       =====      ===========      ======

                                   Morgan Stanley
                                Charter Millburn L.P.
                             --------------------------
                                          Percentage of
                                          April 1, 2004
                                            Beginning
                               Amount    Net Asset Value
                             ----------  ---------------
                                 $              %
REVENUES
Trading profit (loss):
Realized                     (1,987,094)      (2.77)
Net change in unrealized     (5,513,273)      (7.69)
                             ----------      ------
   Total Trading Results     (7,500,367)     (10.46)
Interest income (Note 2)         53,812         .08
                             ----------      ------
   Total Revenues            (7,446,555)     (10.38)
                             ----------      ------
EXPENSES
Brokerage fees (Note 2)         373,578         .52
Management fees (Note 2 & 3)    119,546         .17
                             ----------      ------
   Total Expenses               493,124         .69
                             ----------      ------
NET LOSS                     (7,939,679)     (11.07)
                             ==========      ======

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED APRIL 30, 2004 (UNAUDITED)

                            MORGAN STANLEY                        MORGAN STANLEY                        MORGAN STANLEY
                         CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                    CHARTER GRAHAM L.P.
                 ------------------------------------  ------------------------------------  ----------------------------
                      UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                 --------------  -----------  -------- --------------  -----------  -------- --------------  -----------
                                      $          $                          $          $                          $
Net Asset Value,
 April 1, 2004   13,784,756.193  175,444,886   12.73    9,970,568.408  209,873,343   21.05   15,240,710.157  362,281,898
Net Loss               --        (12,190,053)   (.89)        --        (20,894,471)  (2.10)        --        (36,875,813)
Redemptions         (31,565.879)    (373,740)  11.84     (139,022.479)  (2,634,476)  18.95      (59,921.834)  (1,279,331)
Subscriptions     1,694,961.643   20,068,346   11.84      551,655.009   10,453,864   18.95    1,236,932.162   26,408,503
                 --------------  -----------           --------------  -----------           --------------  -----------
Net Asset Value,
 April 30, 2004  15,448,151.957  182,949,439   11.84   10,383,200.938  196,798,260   18.95   16,417,720.485  350,535,257
                 ==============  ===========           ==============  ===========           ==============  ===========

                                    MORGAN STANLEY
                                 CHARTER MILLBURN L.P.
                 -------- ----------------------------------
                 PER UNIT     UNITS        AMOUNT    PER UNIT
                 -------- -------------  ----------  --------
                    $                        $          $
Net Asset Value,
 April 1, 2004    23.77   6,265,305.035  71,726,984   11.45
Net Loss          (2.42)        --       (7,939,679)  (1.27)
Redemptions       21.35    (125,834.695) (1,280,997)  10.18
Subscriptions     21.35     235,097.884   2,393,297   10.18
                          -------------  ----------
Net Asset Value,
 April 30, 2004   21.35   6,374,568.224  64,899,605   10.18
                          =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley.

  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other futures interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.25% of the Partnership's Net Assets as of the first day of each month (a 6.25% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

REDEMPTIONS. Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a limited partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.

  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

Date. Units redeemed after the last day of the twelfth month and on/or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

  Demeter, on behalf of Charter MSFCM and itself, entered into a management agreement with MSFCM to make all trading decisions for the Partnership. Charter MSFCM pays management and incentive fees (if any) to MSFCM.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Charter MSFCM, Charter Graham and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.

  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham and Charter Millburn.

  Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)

are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.

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